

Mail Stop 7010

April 8, 2009

By U.S. Mail and Facsimile

Mr. Robert G. Simpson
Chief Financial Officer
Waste Management, Inc.
1001 Fannin Street, Suite 4000
Houston, TX 77002

> **Re: Waste Management, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 001-12154**

Dear Mr. Simpson:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General – Long-lived Assets, Goodwill and Other Intangible Assets

1. Your WRMA segment experienced a rapid decline in commodity prices due to a significant decrease in demand for recyclables, and you considered this in your annual goodwill/intangible impairment test for 2008. You may need to record an impairment charge if the current market conditions continue for a sustained period.

    Recently it appears that events described in paragraph 8 of FASB 144 may have occurred. Tell us whether you have performed an assessment of your WRMA long-lived assets in compliance with paragraph 8 of SFAS 144, and your policy described on page 72.

Whenever it is reasonably possible that a reporting unit or an asset grouping could experience a material impairment, please revise future filings to clarify your disclosures. In particular:

- Explain how you identified reporting units and asset groupings;
- Explain how you assigned assets, liabilities, deferred taxes and goodwill to reporting units; and
- Disclose significant assumptions, if applicable:
  - o Use of an income-based approach
    - Cash flows
    - Growth rates
    - Discount rates
    - Use of a weighted average cost of capital or a cost of equity method
    - Risk applications
    - Control premiums
  - o Market-based approaches and third-party valuations
    - If important to an understanding of your method, identify the comparable entity
    - Identify adjustments
    - Identify multiples

Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. This could include uncertainties regarding the recoverability of recorded assets. Refer to the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification. Also, Section 216 of the Financial Reporting Codification states that "registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss."

To the extent you gather and analyze information regarding the risks of recoverability of any of your assets, such information may be required to be disclosed if it would be material and useful to investors. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. In this regard, we urge you to consider what additional quantitative disclosures can be provided to convey the risk that additional impairment charges may be recorded.

Item 8. Financial Statements and Supplementary Data, page 54

Note 10 – Commitments and Contingencies, page 88
Environmental Matters, page 91

2.   You disclose that any of these matters potentially could have a material adverse
        effect on your consolidated financial statements. We also note that the aggregate
        potential liability at the high end of the range could be $135 million higher.
        Please tell us and revise future filings to disclose whether it is reasonably possible
        that the additional potential losses at any particular site could be material. If so,
        tell us what consideration you have given to enhanced disclosures concerning that
        site(s). In particular:

        •   A description of the site and nature of and stage of remediation;
        •   Circumstances affecting the reliability and precision of loss estimates;
        •   The extent to which unasserted claims are reflected in any accrual or may
            affect the magnitude of the contingency;
        •   Whether, and to what extent, losses may be recoverable from third parties;
        •   The period in which claims for recovery may be realized;
        •   The likelihood that claims for recovery may be contested;
        •   The financial condition of third parties from which recovery is expected;
        •   The timing of payments of accrued and unrecognized amounts;
        •   The material components of the accruals and significant assumptions
            underlying estimates;
        •   Capital expenditures to limit or monitor hazardous substances or pollutants;
            and
        •   Other infrequent or non-recurring clean-up expenditures that can be
            anticipated, but which are not required in the present circumstances.

                                    *   *   *

        Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please furnish your response on EDGAR as a
correspondence file. Please understand that we may have additional comments after
reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant